Exhibit 4.2
DESCRIPTION OF SECURITIES
The following description summarizes certain important terms of the capital stock of Rover Group, Inc. (“Rover”) as of March 9, 2023 as specified in its Certificate of Incorporation and Bylaws. Because the following description is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Securities,” you should refer to the Certificate of Incorporation, the Bylaws, and the Investor Rights Agreement, entered into on July 30, 2021 (the “Investor Rights Agreement”), by and among Nebula Caravel Acquisition Corp. (Rover’s legal predecessor, “Caravel”), A Place for Rover, Inc., a Delaware corporation and Rover’s wholly owned subsidiary (“Legacy Rover”), and certain persons and entities holding Rover's Class A common Stock, par value $0.0001 per share ("Class A Common Stock"), which are included as exhibits to Rover’s Annual Report on Form 10-K for the year ended December 31, 2022, and to the applicable provisions of the Delaware General Corporation Law.
Authorized and Outstanding Stock
The authorized capital stock of Rover is 1,000,000,000 shares, $0.0001 par value per share, of which:
•990,000,000 shares are designated as Class A Common Stock; and
•10,000,000 shares are designated as Preferred Stock.
Common Stock
The Certificate of Incorporation authorizes a single class of common stock, Class A Common Stock. Some of the rights of Class A Common Stockholders and terms of the Class A Common Stock are discussed in greater detail below.
Dividend Rights
Subject to preferences that may apply to any shares of Preferred Stock outstanding at the time, the holders of Class A Common Stock are entitled to receive dividends out of funds legally available if Rover’s board of directors (the “Board”), in its discretion, determines to issue dividends and then only at the times and in the amounts that the Board may determine.
No Preemptive or Similar Rights
Holders of Class A Common Stock are not entitled to preemptive rights and are not subject to redemption or sinking fund provisions.
Voting Rights
Holders of Class A Common Stock are entitled to one vote for each share held as of the applicable record date on all matters submitted to a vote of stockholders.
Rover stockholders do not have the ability to cumulate votes for the election of directors. As a result, the holders of a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise provided by law, Rover’s governing documents or the rules of the stock exchange on which Rover’s securities are listed. The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote as of the applicable record date, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.
Rover’s Certificate of Incorporation and Bylaws provide for a classified Board consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class are to be elected at each annual meeting of Rover’s stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
Liquidation Rights
If Rover becomes subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to its stockholders would be distributable ratably among the holders of its Class A Common Stock and any participating Preferred Stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock.
Other Matters

Outstanding shares of Class A Common Stock are fully paid and nonassessable.

Preferred Stock
The Board is authorized, subject to limitations prescribed by Delaware law, to issue shares of authorized but unissued Preferred Stock in one or more series, and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in each case without further vote or action by Rover’s stockholders. These powers, rights, preferences and privileges could include dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price(s) and liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of Preferred Stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing change in Rover’s control or other corporate action. As of December 31, 2022, there are no shares of preferred stock outstanding, and Rover has no present plan to issue any shares of Preferred Stock.
Registration Rights
Under the Investor Rights Agreement, the holders of Registrable Securities (as defined in the Investor Rights Agreement) or their permitted transferees will have the right to require Rover to register the offer and sale of their shares, or to include their shares in any registration statement Rover files, in each case as described below.
Demand Registration Rights
The holders of Registrable Securities are entitled to certain demand registration rights. The holders of (i) at least a majority of the shares held by Caravel stockholders (the “Caravel Demand Holders”) or (ii) at least $20 million of shares held by former Legacy Rover stockholders (the “Rover Demand Holders”), in each case having registration rights then outstanding, can request that Rover files a registration statement on Form S-1 or, if then available, Form S-3, to register the offer and sale of their shares. Rover is only obligated to effect one such registration during any six-month period, or no more than two underwritten demand registrations for each of the Caravel Demand Holders and Rover Demand Holders. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If Rover determines that it would be materially detrimental to Rover and its stockholders to effect such a demand registration, then it has the right to defer such registration, not more than twice in any 12-month period, for a period of not more than 90 days.
Form S-3 Registration Rights
The holders of Registrable Securities are entitled to certain Form S-3 registration rights. Rover shall file a registration statement for an offering to be made on a continuous basis no later than 30 days following the date that it becomes eligible to use Form S-3. The holders of at least $25 million of shares having registration rights then outstanding can request that Rover effects an underwritten public offering pursuant to such resale shelf registration statement. Rover is only obligated to effect two such registrations in a 12-month period, and no more than three such registrations for each of the Caravel Demand Holders and Rover Demand Holders. These Form S-3 registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.
Piggyback Registration Rights
The holders of Registrable Securities are entitled to certain “piggyback” registration rights. If Rover proposes to register the offer and sale of its common stock under the Securities Act, all holders of these shares then outstanding can request that Rover include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever Rover proposes to file a registration statement under the Securities Act, other than with respect to a registration (i) relating to any employee stock option or other benefit plan, (ii) relating to an exchange offer or offering of securities solely to its existing stockholders, (iii) relating to an offering of debt that is convertible into equity securities of Rover, (iv) on Form S-4 related to any merger, acquisition or business combination, (v) for a dividend reinvestment plan or (vi) filed in connection with a block trade.
Expenses of Registration
Subject to certain limitations, Rover will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares to be offered and sold pursuant to the registrations described above, as well as the reasonable fees and disbursements of one counsel for selling stockholders, including the reasonable fees and disbursements of one counsel chosen by the holders of the shares included in such registrations.
Termination
The registration rights terminate upon the earlier of (i) the seventh anniversary of the Investor Rights Agreement and (ii) the date as of which all of the registrable securities have been sold pursuant to a registration statement or are permitted to be sold under Rule 144 or any similar provision under the Securities Act. With respect to a given holder of registration rights, the registration rights terminate upon the earliest date when such holder of registration rights (a) ceases to hold at least $15 million of registrable securities and (b) can sell all of such holder’s registrable securities without limitation pursuant to Rule 144 promulgated under the Securities Act.

Registration Rights for PIPE Shares
Pursuant to the Subscription Agreements between Rover and certain accredited investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 5,000,000 shares of Class A Common Stock at $10.00 per share for an aggregate commitment amount of $50,000,000, Rover agreed to file with the SEC (at its sole cost and expense) within 45 days after July 30, 2021 a registration statement registering the resale of the shares held by PIPE Investors. This registration statement on Form S-1 was declared effective on September 23, 2021 and was post-effectively amended to become a registration statement on Form S-3 declared effective on August 18, 2022. This registration statement also inclused shares held by the holders of Registrable Securities under the Investor Rights Agreement.
Form S-8 Registration Statement
Rover has filed registration statements on Form S-8 under the Securities Act to register the shares of Class A Common Stock issued or issuable under its 2021 Equity Incentive Plan, 2021 Employee Stock Purchase Plan and 2011 Equity Incentive Plan. The Form S-8 registration statements became effective automatically upon filing, and shares covered by the registration statements became eligible for sale in the public market, subject to Rule 144 limitations applicable to affiliates and vesting restrictions.
Anti-Takeover Effects of Certain Provisions of Delaware and Washington Law, the Certificate of Incorporation and the Bylaws
Certain provisions of Delaware law, Washington law, the Certificate of Incorporation, the Bylaws and the Investor Rights Agreement, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of Rover. They are also designed, in part, to encourage persons seeking to acquire control of Rover to negotiate first with the Board. Rover believes that the benefits of increased protection of its potential ability to negotiate with an unfriendly or unsolicited acquirer will outweigh the disadvantages of discouraging a proposal to acquire Rover because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
Rover will be governed by the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”). Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
Section 203 defines a business combination to include:
•mergers or consolidations involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, and the interested stockholder or any other entity if the merger or consolidation is caused by the interested stockholder;
•any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation or any direct or indirect majority-owned subsidiary of the corporation;
•subject to exceptions, any transaction that results in the issuance or transfer by the corporation, or any direct or indirect majority-owned subsidiary of the corporation, of any stock of the corporation or such subsidiary to the interested stockholder;
•any transaction involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, that has the effect of increasing the proportionate share of the stock or any class or series of the corporation or such subsidiary beneficially owned by the interested stockholder; and
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
These provisions may have the effect of delaying, deferring or preventing changes in control of Rover.
Washington Business Corporation Act
The laws of Washington, where Rover’s principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. In particular, the Washington Business Corporation Act, or WBCA, prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons which beneficially owns 10% or more of the voting securities of the target corporation, or an “acquiring person,” for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions may include, among other things:
•any merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;
•any termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; and
•allowing the acquiring person to receive any disproportionate benefit as a stockholder.
After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute or is approved at an annual or special meeting of stockholders.
Rover will be considered a “target corporation” so long as its principal executive office is located in Washington, and: (i) a majority of its employees are residents of the state of Washington or it employs more than one thousand residents of the state of Washington; (ii) a majority of its tangible assets, measured by market value, are located in the state of Washington or it has more than $50.0 million worth of tangible assets located in the state of Washington; and (iii) any one of the following: (a) more than 10% of our stockholders of record are resident in the state of Washington; (b) more than 10% of its shares are owned of record by state residents; or (c) 1,000 or more of its stockholders of record reside in the state.
If Rover meets the definition of a target corporation, the WBCA may have the effect of delaying, deferring or preventing a change of control.
Certificate of Incorporation and Bylaws Provisions
The Certificate of Incorporation and Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the Board or management. Among other things, the Certificate of Incorporation and the Bylaws:
•permit the Board to issue shares of Preferred Stock, with any powers, rights, preferences and privileges as they may designate;
•provide that the authorized number of directors may be changed only by resolution of the Board;
•provide that all vacancies and newly created directorships, may, except as otherwise required by law, Rover’s governing documents or resolution of the Board, and subject to the rights of holders of Rover Preferred Stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•divide the Board into three classes, each of which stands for election once every three years;
•for so long as the Board is classified, and subject to the rights of holders of Rover’s Preferred Stock, provide that a director may only be removed from the Board by the stockholders for cause;
•require that any action to be taken by Rover’s stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
•provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;
•not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);
•provide that special meetings of Rover’s stockholders may be called only by the Board, the chairperson of the Board, Rover’s chief executive officer or Rover’s president; and
•provide that stockholders will be permitted to amend certain provisions of the Certificate of Incorporation and the Bylaws only upon receiving at least two-thirds of the voting power of the then outstanding voting securities, voting together as a single class.
Director Nomination Right
Adam Clammer was nominated to the Board by Nebula Caravel Holdings, LLC, or the Sponsor, to serve as a Class III director pursuant to the terms of the Business Combination Agreement entered into between Caravel and Legacy Rover to effectuate their merger. Pursuant to the Investor Rights Agreement, Rover must include one individual designated by the Sponsor in the slate of nominees recommended by the Board (or duly constituted Board committee) for election as director at each annual meeting of stockholders at which Mr. Clammer’s term expires, subject to the Sponsor and its affiliates beneficially owning at least 3,718,750 shares of Class A Common Stock.
Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, Rover’s stockholders have appraisal rights in connection with a merger or consolidation of Rover. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of Rover’s stockholders may bring an action in Rover’s name to procure a judgment in Rover’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Rover’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Exclusive Forum
Rover’s Bylaws provide that, unless Rover consents in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on Rover’s behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of Rover’s directors, stockholders, officers or other employees to Rover or its stockholders, (3) any action arising pursuant to any provision of the DGCL or the Certificate of Incorporation and the Bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for, as to each of (1) through (4) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and inclusive of rules and regulations thereunder. The Bylaws also provide that, unless Rover consents in writing to the selection of an alternative forum, the federal district courts of the United States are the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act against any person in connection with any offering of Rover’s securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person or other defendant. Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of Rover’s securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Rover’s stockholders will not be deemed to have waived Rover’s compliance with the federal securities laws and the rules and regulations thereunder as a result of Rover’s exclusive forum provisions.
Transfer Agent and Registrar
The transfer agent and registrar for the Class A Common Stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219.